# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACRES Commercial Realty Corp., CIK 0001332551
CUSIP: 00489Q102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 390 RXR Plaza, Uniondale, New York (NY), 11556
Date of event which requires filing of this statement: 08/06/2026
Filed by CIK 0001926719
Persons authorized to receive notices and communications: Jaclyn Jesberger, ACRES Commercial Realty Corp., 390 RXR Plaza, Uniondale, New York (NY), 11556, (516) 535-0015

## Reporting persons
- ACRES Share Holdings, LLC (CIK 0001926719): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ACRES Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ACRES Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ACRES Capital Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ACRES Commercial Realty Corp.
Address of issuer's principal executive offices: 390 RXR Plaza, Uniondale, New York (NY), 11556
Comment:
EXPLANATORY NOTE

This Amendment No. 5 to the statement of beneficial ownership on Schedule 13D (this "Amendment") amends the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission on May 11, 2022 and amended on February 14, 2024, May 8, 2024, November 6, 2025 and March 6, 2026 (the "Schedule 13D"), relating to the shares of common stock, par value $0.001 (the "Common Stock"), of ACRES Commercial Realty Corp., a Maryland corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein in this Amendment shall have the meaning ascribed to them in Schedule 13D, and unless amended hereby, all information previously filed remains in effect.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously reported, on April 29, 2026, ACRES Commercial Realty Corp. (the "Company") and ACRES Holdings Sub LLC ("Merger Sub"), a subsidiary of the Company, on the one hand, and ACRES Capital Corp ("ACC") and ACRES Capital, LLC, a subsidiary of ACC and the external manager of the Company (the "Manager"), on the other hand, entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which ACC will be merged with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of the Company (the "Merger"). On August 6, 2026, the Merger was completed pursuant to the terms of the Merger Agreement (the "Closing"). Upon Closing, ACC merged with and into Merger Sub, with Merger Sub continuing as the surviving company. As a result of the Merger, the Manager became an indirect wholly-owned subsidiary of the Company and the shares of ACRES Share Holdings, LLC, ACRES Capital, LLC, ACRES Capital Corp. and ACRES Holdings, LLC were retired.

(a) Not applicable

(b) Not applicable

(c) Not applicable

(d) Not applicable

(e) Not applicable

(f) Not applicable

(g) Not applicable

(h) Not applicable

(i) Not applicable

(j) Not applicable

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Not applicable
Number of shares as to which each person has sole or shared power to vote or dispose: Not applicable
Transactions in the class effected during the past sixty days: As discussed in Item 4, on August 6, 2026, as a result of the Merger, the Manager became an indirect wholly-owned subsidiary of the Company and the Company shares held by the Reporting Persons were retired.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on the Closing Date of the Merger, August 6, 2026.

## Signatures
- ACRES Share Holdings, LLC: /s/ Jaclyn Jesberger, Vice President (08/06/2026)
- ACRES Capital, LLC: /s/ Jaclyn Jesberger, Chief Legal Officer (08/06/2026)
- ACRES Holdings, LLC: /s/ Jaclyn Jesberger, General Counsel (08/06/2026)
- ACRES Capital Corp.: /s/ Jaclyn Jesberger, Secretary (08/06/2026)